UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                          SCHEDULE 13D
                       (Amendment No. 7)

           Under the Securities Exchange Act of 1934

                   LARSON-DAVIS INCORPORATED
                        (Name of Issuer)


         Common Stock, Par Value $.0001 Per Share
                 (Title of Class of Securities)

                          517310 10 8
             (CUSIP Number of Class of Securities)



Naomi Bodner                       Laura Huberfeld
16 Grosser Lane                    250 Longwood Crossing
Monsey, New York 10952             Lawrence, New York 11559        (Name,
Address and Telephone Number of Person Authorized to
             Receive Notices and Communications)

                            May 15, 1996
                 (Date of Event which Requires
                   Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following:
                                                    ___
                                                  /___ /

Check the following box if a fee is being paid with this
Statement:
                                                    ___
                                                  /    /

                      There are no Exhibits
______________________________________________________________________________

CUSIP No. 517310 10 8              13D            Page 2 of 7 Pages
______________________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Laura Huberfeld
______________________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP:
                                              ___
                                        (a) /___ /
                                              ___
                                        (b) / X  /
______________________________________________________________________________
(3)  SEC USE ONLY
______________________________________________________________________________
(4)  SOURCE OF FUNDS*  PF
______________________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                             ___
                                            /    /
______________________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION    U.S.
______________________________________________________________________________
                         :  (7)    SOLE VOTING POWER
                         :                             190,208
                         :_______________________________________________
NUMBER OF SHARES BENEFICIALLY :  (8)    SHARED VOTING POWER
OWNED BY EACH REPORTING       :                             0
PERSON WITH                   :_______________________________________________
                         :  (9)    SOLE DISPOSITIVE POWER
                         :                             190,208
                         :_______________________________________________
                         : (10)    SHARED DISPOSITIVE POWER
                         :                             0
______________________________:_______________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         190,208
______________________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                ___
                                            / X  /
Mrs. Huberfeld disclaims beneficial ownership of the shares owned by Mrs.
Bodner.
_____________________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11    1.86%
_____________________________________________________________________________
(14) TYPE OF REPORTING PERSON*    IN
_____________________________________________________________________________

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
______________________________________________________________________________

CUSIP No. 517310 10 8              13D            Page 3 of 7 Pages
______________________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Naomi Bodner
______________________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP:
                                              ___
                                        (a) /___ /
                                              ___
                                        (b) / X  /
______________________________________________________________________________
(3)  SEC USE ONLY
______________________________________________________________________________
(4)  SOURCE OF FUNDS*  PF
______________________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                             ___
                                            /    /
______________________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION    U.S.
______________________________________________________________________________
                         :  (7)    SOLE VOTING POWER
                         :                             250,208
                         :_______________________________________________
NUMBER OF SHARES BENEFICIALLY :  (8)    SHARED VOTING POWER
OWNED BY EACH REPORTING       :                             0
PERSON WITH                   :_______________________________________________
                         :  (9)    SOLE DISPOSITIVE POWER
                         :                             250,208
                         :_______________________________________________
                         : (10)    SHARED DISPOSITIVE POWER
                         :                             0
______________________________:_______________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         250,208
______________________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                ___
                                            / X  /
Mrs. Bodner disclaims beneficial ownership of the shares owned by Mrs.
Huberfeld.
_____________________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11    2.45%
_____________________________________________________________________________
(14) TYPE OF REPORTING PERSON*    IN
_____________________________________________________________________________

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security and Issuer.

          This Amendment No. 7 amends the statements on Schedule
13D, as amended (the "Schedule 13D"), relating to the common stock, par value $.001 per share ("Common Stock"), of Larson-Davis Incorporated, a Nevada corporation (the "Company") and filed with the Securities and Exchange Commission on behalf of Mrs. Laura Huberfeld and Mrs. Naomi Bodner. Except as disclosed herein, there has been no change in the information previously reported in the Schedule 13D. Capitalized terms not defined herein shall have the meaning ascribed to them in the Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

          On May 15, 1996, each of Mrs. Bodner and Mrs. Huberfeld entered into an agreement with the Company providing for, among other things: (i) the immediate exercise of the $3.25 A Warrants and $3.25 B Warrants (together, the "Warrants"); (iii) the agreement by each of Mrs. Bodner and Mrs Huberfeld to exercise the $3.25 C Warrants on or before December 31, 1996; and the (ii) the issuance to each of them of warrants to purchase 300,000 shares of Common Stock with an exercise price of $6.25 per share (the "$6.25 Warrants") exercisable after December 1, 1996 and prior to the close of business on December 31, 1996.

          On May 15, 1996 each of Mrs. Bodner and Mrs. Huberfeld sold 150,000 shares of the Common Stock received upon exercise of the Warrants for $7.99 per share. On June 4, 1996, Mrs. Huberfeld sold 60,000 shares received upon exercise of the Warrants for $11.00 per share. Each such sale was made on the securities exchange on which the shares of Common Stock are listed for trading.

          The Company has advised Mrs. Bodner and Mrs. Huberfeld that as of June 3, 1996, the Company had 10,207,536 shares of the Common Stock outstanding. As a result of the sale of 150,000 shares of the Common Stock, Mrs. Bodner is the beneficial owner of 250,208 shares of the Common Stock or 2.45% of the Common Stock outstanding. Mrs. Bodner has the sole power to vote and to dispose of such Common Stock. As a result of the sale of 210,000 shares of the Common Stock, Mrs. Huberfeld is the beneficial owner of 190,208 shares of the Common Stock or 1.86% of the Common Stock outstanding. Mrs. Huberfeld has the sole power to vote and to dispose of such Common Stock.

          Each of Mrs. Bodner and Mrs. Huberfeld disclaim beneficial ownership of the shares of the Common Stock owned by the other. If they were deemed to beneficially own the shares of Common Stock owned by the other, they would each beneficially own 4.31% of the Common Stock outstanding.


                        Page 4 of 7 Pages

Item 6.  Contracts, Arrangements, Understandings, or
         Relationships with Respect to Securities of the Issuer.

          The Company has agreed to register all shares of Common Stock underlying the $6.25 Warrants (the "Registration"). Except with respect to the Registration, neither Mrs. Bodner nor Mrs. Huberfeld is party to any contract, arrangement, understanding or relationship with respect to any securities of the Company.












































                        Page 5 of 7 Pages
                            SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: June 11, 1996




                                   /s/ Naomi Bodner
                                   Name:  Naomi Bodner




































                        Page 6 of 7 Pages
                            SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: June 11, 1996




                                   /s/ Laura Huberfeld
                                   Name:  Laura Huberfeld




































                        Page 7 of 7 Pages